# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Fashion Culture Holdings Limited, CIK 0002003061
CUSIP: G8437Q127
Title of class of securities: Class A Ordinary Shares, par value US$0.0004 per share
Address of issuer's principal executive offices: 12F, No.611, Sishui Road, Huli District, Xiamen, China (F4), 361000
Date of event which requires filing of this statement: 07/24/2026
Filed by CIK 0002118826
Persons authorized to receive notices and communications: Pingting Zhang, 12F, No.611, Sishui Road, Huli District, Xiamen, China (F4), 361000, 086 13063138565

## Reporting persons
- Pingting Zhang (CIK 0002118826): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Xingji Zhangpingting Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 42,500; sole dispositive power 0; shared dispositive power 42,500; aggregate amount beneficially owned 42,500 (1.33% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0004 per share
Name of issuer: Star Fashion Culture Holdings Limited
Address of issuer's principal executive offices: 12F, No.611, Sishui Road, Huli District, Xiamen, China (F4), 361000

## Item 2. Identity and Background
Name of person filing:
Pingting Zhang and the Company Xingji Zhangpingting Limited are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 2. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Pingting Zhang, the Chief Financial Officer, and a Director of the Company, owns the entire issued share capital of Xingji Zhangpingting Limited. Xingji Zhangpingting Limited, a company incorporated in British Virgin Islands with limited liability, holds 1.33% of the Class A issued shares of the Company.
Residence or business address: The business address of the Reporting Persons is 12F, No.611, Sishui Road, Huli District, Xiamen, People's Republic of China
Present principal occupation or employment: The registered office address of the Reporting Persons is listed as No. 17-4, Benjike, Xincun Road, Huafeng Town, Hua'an County, Fujian Province, China and Craigmuir Chambers, Road Town, Tortola VG l1o,British Virgin Islands.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Ms. Pingting Zhang, the Chief Financial Officer, and a Director of the Company, owns the entire issued share capital of Xingji Zhangpingting Limited. Xingji Zhangpingting Limited, a company incorporated in British Virgin Islands with limited liability, holds 1.33% of the Class A issued shares of the Company.

Xingji Zhangpingting Limited, a company incorporated in the BVI with limited liability, received 1,300,000 Class B Shares from Star Fashion Culture Holdings Limited on October 12, 2023. As at March 13 2026, Xingji Zhangpingting Limited received 32,500 Class B Shares and 42,500 Class A Shares from Star Fashion Culture Holdings Limited. As at March 13 2026, Xingji Zhangpingting Limited disposed of 1,300,000 Class B Shares and 1,700,000 Class A Shares from Star Fashion Culture Holdings Limited. As at July 22 2026, Xingji Zhangpingting Limited received 2,000,000 Class B Shares from Star Fashion Culture Holdings Limited. As of July 23 2026, Xingji Zhangpingting Limited held 42,500 Class A Shares and 2,032,500 Class B Shares from Star Fashion Culture Holdings Limited.

## Item 4. Purpose of Transaction
Purpose of transaction: Not Applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.The Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K filed on July 28, 2026).

2.Joint Filing Agreement among the Reporting Persons.

## Signatures
- Pingting Zhang: /s/ Pingting Zhang, Chief Financial Officer (08/04/2026)
- Xingji Zhangpingting Limited: /s/ Pingting Zhang, Director (08/04/2026)